FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

ENERSIS CHILE ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON MARCH 31, 2016

•     On March 1, 2016, Enersis Chile S.A. was legally established following the December 18, 2015 Extraordinary Shareholders’ Meeting of Enersis S.A. which approved the division of Enersis S.A. into Enersis Chile and Enersis Américas. As a result, the financial information contained in this Report only corresponds to the month of March 2016.

•     Enersis Chile’s EBITDA was Ch$ 59,634 million, mainly explained by the positive generation performance during the month.

•     The generation business recorded an EBITDA of Ch$ 47,489 million.

•     The distribution business’ EBITDA was Ch$ 14,494 million.

•     Net Income attributable to Enersis Chile’s shareholders reached Ch$ 37,441 million.

•     The Company’s distribution customer base grew to nearly 1.8 million clients as of March 31, 2016, nearly 39,000 more clients than March 2015. During March 2016, physical sales within our concession area were 3,863 GWh, similar to the sales registered in March 2015.

•     During the month, net energy generation amounted to 1,650 GWh, showing a balance between hydro and thermal power generation. Additionally, physical sales reached 2,052 GWh for the month of March 2016.

• 1 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

ECONOMIC – FINANCIAL SUMMARY

➢  The Company’s operating results reached Ch$ 46,275 million.

➢  The net financial result registered a net income of Ch$ 6,345 million, mainly explained by positive exchange rate differences.

➢  Income before taxes was Ch$ 53,797 million.

➢  Corporate taxes accrued by the company showed a positive result of Ch$ 1,826 million, explained by a lower taxable base due to the inflation impact over Fiscal Equity.

FINANCIAL SUMMARY

➢  The available liquidity of Enersis Chile can be broken down into the following factors:

• Cash and cash equivalents	US $ 231 million
• Cash and cash equivalents + 90-day cash investments	US $ 231 million
• Available committed lines of credit	US $ 360 million
• Available uncommitted lines of credit	US $ 313 million

The nominal average interest rate of Enersis Chile during March 2016 was 6.4%.

Hedging and protection:

In order to mitigate financial risks associated with Exchange rate variations, Enersis Chile S.A. has established policies and procedures to hedge its financial statements against the volatility of such variations.

•                Enersis Chile’s exchange rate risk hedging policy states that there must be a balance between the currency in which the cash flows are generated and the currency that the debt is denominated in. Therefore, we have cross currency swaps valued at US $782 million and forwards valued at US $167 million.

• 2 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

RELEVANT INFORMATION FOR THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18, 2015, the Extraordinary Meeting of Shareholders of Enersis S.A. approved the division of the company, subject to compliance with a conditions precedent. As a result of the division of Enersis S.A, a new corporation named Enersis Chile was established with the Chilean assets and liabilities associated with Enersis S.A.

On 1 March, 2016, having met the conditions precedent, the division of Enersis S.A. was carried out and Enersis Chile S.A. was created.

The Consolidated Financial Statements of Enersis Chile as of March 1, 2016, have been issued in compliance with Resolution No. 3351 of the Superintendence of Securities and Insurance (SVS), dated February 5, 2016, within the framework of the corporate reorganization process and registration that the company carried out before the regulatory entity.

For more information please see Note 2.1 of the Consolidated Financial Statements of Enersis Chile S.A. as of March 31, 2016.

As described above, the following tables only show data related to the month of March 2016.

• 3 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

Generation Business

Company	Markets	Energy Sales
	in which	(GWh)
	operates	Mar-16

Endesa Chile (1)	SIC & SING Chile	2,094
Total		2,094

(1) includes Endesa Chile and its generation subsidiaries in Chile. As of March 31, 2015 and 2014, corresponds to discontinued operations.

Distribution Business

	Energy Sales	Energy Losses	Clients	Clients / Employees
Company	(GWh) ( * )	(%)	(thousand)
	Mar-16	Mar-16	Mar-16	Mar-16

Chilectra	1,308	5.0%	1,790	2,671

Total	1,308	5.0%	1,790	2,671

(*) Includes final customer sales and tolls.

• 4 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

The following table shows energy sale revenues broken down by business line and client type as of March 31, 2016 for Endesa Chile and Chilectra Chile.

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Chile	Generation	Distribution	Structure and adjustments	Total
	Mar-16	Mar-16	Mar-16	Mar-16

Energy Sales Revenues

Generation	131,039		(34,895)	96,144
Regulated customers	103,544		(34,895)	68,649
Non regulated customers	21,090		-	21,090
Spot Market	6,405		-	6,405
Other Clients	-		-	-

Distribution		103,994	(137)	103,857
Residential		35,184	(137)	35,047
Commercial		35,644	-	35,644
Industrial		21,445	-	21,445
Other		11,721	-	11,721

Energy Sales Revenues	131,039	103,994	(35,032)	200,001

variación en millones de pesos Ch$ y %.	200,001	200,001		200,001

• 5 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

I.- ANÁLYSIS OF FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enersis Chile as of March 31, 2016, was Ch$ 37,441  million.

The Consolidated Income Statement as of March 31, 2016 is as follows:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Mar-16

Revenues	223,457
Sales	221,955
Other operating income	1,502
Procurements and Services	(143,306)
Energy purchases	(79,516)
Fuel consumption	(38,133)
Transportation expenses	(13,891)
Other variable costs	(11,767)
Contribution Margin	80,151
Trabajos para el inmovilizado	901
Personnel costs	(11,263)
Other fixed operating expenses	(10,155)
Gross Operating Income (EBITDA)	59,634
Depreciation and amortization	(12,851)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(509)
Operating Income	46,275
Net Financial Income	6,345
Financial income	2,471
Financial costs	(6,217)
Gain (Loss) for indexed assets and liabilities	166
Foreign currency exchange differences, net	9,925
Other Non Operating Income	1,177
Net Income From Sale of Assets	31
Share of profit (loss) of associates accounted for using the equity method	1,146
Net Income Before Taxes	53,797
Income Tax	1,826
NET INCOME	55,623
Net Income attributable to owners of parent	37,441
Net income attributable to non-controlling interest	18,182

Earning per share (Ch$ /share)	0.76
(*) As of March 31, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

• 6 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

Operating Income:

Operating Income of March 31, 2016 totaled Ch$ 46,275 million, of which the generation business was  Ch$ 36,741 million, or 79.4% of the total operating income. The distribution business  accounted for Ch$ 11,502 million, or 24.9% of the total operating income, and other business (structure) and adjustments amounted to a charge of Ch$ 1,967 million.

The breakdown of operating revenue and expenses for each business  line for the period ended March 31, 2016, is as follows:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission	Distribution	Adjustments	Total
	Mar-16	Mar-16	Mar-16	Mar-16

Operating Revenues	147,384	115,520	(39,447)	223,457
Operating Costs	(110,644)	(104,018)	37,480	(177,182)
Operating Income	36,741	11,502	(1,967)	46,275

The operating income for the generation and transmission business in Chile amounted to Ch$ 36,741 million. Physical sales during March 2016 reached 2,094 GWh.

Operating income from the distribution activities of Chilectra Chile was Ch$ 11.502 million. Physical sales during March 2016 were 1,308 GWh.

The following table details the income and costs during March 2016  :

• 7 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

	3/31/2016
	Generation	Distribution	Eliminations and others	Total
Consolidated Income Statement	M$	M$	M$	M$
Revenues	147,384	115,520	(39,447)	223,457
Operating Revenues	146,226	115,270	(39,541)	221,955
Energy sales	131,039	103,994	(35,032)	200,001
Other Sales	11,121	362	-	11,483
Other Operating Income	4,067	10,914	(4,510)	10,472
Other Revenues	1,158	250	94	1,502

Procurements and Services	(91,424)	(92,427)	40,544	(143,306)
Energy purchases	(29,706)	(85,048)	35,238	(79,516)
Fuel consumption	(38,133)	-	-	(38,133)
Transportation expenses	(14,799)	(4,399)	5,307	(13,891)
Other variable costs	(8,786)	(2,980)	(0)	(11,767)

Contribution Margin	55,961	23,093	1,097	80,151

Other work performed and capitalized	440	461	-	901
Employee benefit costs	(4,261)	(4,266)	(2,735)	(11,263)
Other expenses by nature	(4,650)	(4,794)	(711)	(10,155)

Gross Operating Income (EBITDA)	47,489	14,494	(2,349)	59,634

Depreciation and amortization	(10,748)	(2,484)	382	(12,851)
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	(509)	-	(509)

Operating Income (EBIT)	36,741	11,502	(1,967)	46,275

The table below shows the non-operating income during on March 2016:

FINANCIAL RESULT
(Figures in million Ch$)

CONSOLIDATED INCOME STATEMENT (million Ch$)	Mar-16
Net Financial Income	6,345
Financial Income	2,471
Financial Costs	(6,217)
Gain (Loss) for indexed assets and liabilities	166
Foreign currency exchange differences, net	9,925
Other Non Operating Income	1,177
Net Income From Sale of Assets	31
Share of profit (loss) of associates accounted for using the equity method	1,146
-
Net Income Before Taxes	53,797
Income Tax	1,826
Net Income	55,623

• 8 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

Financial results

Financial results amounted to Ch$ 6,345 million, principally explained by:

Financial income corresponding to income from cash investments and other financial income of Ch$ 400 and other financial income of Ch$ 2,071 million.

Financial expenses corresponding to Ch$ 6,217 million mainly for financial expenses for secured and unsecured obligations of Ch$ 3,762 million, financial restatement provisions of Ch$ 627 million, post - employment benefit obligations of Ch$ 217 million, bank loans of Ch$ 187 million and other financial costs of Ch$ 1,424 million.

Expenses for inflation adjustments of Ch$ 166 million from Chilectra, for possession of the assets and financial liabilities registered in U.F.

Exchange Rate Differences of Ch$ 9,925 million, mainly due to exchange rate differences from  positive financial debt and derivatives of Ch$ 5,763 million, accounts payable of Ch$ 7,537 million, cash and cash equivalents of Ch$ 273 million, offset by accounts receivable and other financial assets and liabilities of Ch$ 3,648 million.

Results of companies using the equity accounting method

Results of companies accounted for with the equity method amounted to Ch$ 1,146 million during March 2016, mainly from Electrogas(Ch$ 477 million), GNL Quinteros (Ch$ 346 million), and GNL Chile (Ch$ 477 million), partially offset by weaker results from HidroAysén (Ch$ 201 million).

Corporate taxes

The Corporate Income Tax shows a positive value of Ch$ 1,826 million, due to the reversal of temporary differences of the Endesa Chile Group.

ANALYSIS OF FINANCIAL SITUATION STATEMENTS

Assets (million Ch$)	Mar-16

Current Assets	860,995
Non Current Assets	4,461,076

Total Assets	5,322,071

The Company’s total assets as of March 31, 2016, were Ch$ 5,322,071 and are made up as follows:

     Currents assets reached  Ch$ 860,995 million and can be broken down as follows:

    Cash and cash equivalents of Ch$ 154,571 million, corresponding to Ch$ 7 million cash, bank balances of Ch$ 44,673 million, time deposits of Ch$ 261 and other cash and cash equivalents of Ch$ 109,630 million.

• 9 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

    Other current non-financial assets of Ch$ 17,567 million.

    Commercial accounts receivable and other current accounts receivable of Ch$ 543,300 million, corresponding mainly to billed and unbilled revenues from the subsidiary Chilectra Chile of Ch$ 221,510 million and the subsidiary Endesa Chile of Ch$ 316,451 million.

    Accounts receivable from current related entities of Ch$ 64,015 million, comprised of advance gas purchases of Ch$ 22,936 million of Endesa Chile from GNL Chile, current mercantile account of Ch$ 14,041 million of Enersis Américas, Ch$ 5,815 million dividends receivable from Electrogas and other services of Ch$ 21,223 million.

    Assets from current taxes of $39,421 million, represented by monthly provisional payments of Ch$ 39,195 million and others of Ch$ 226 million.

    Inventories of Ch$ 40,884 million represented by production supplies of Ch$ 12,731 million. spare parts and other supplies of Ch$ 20,284 million and electric materials of Ch$ 7,869 million.

    Other current financial assets of Ch$ 1,237 million.

     Non-current assets of Ch$ 4,469,738 million which are broken down as follows:

    Property, plant and equipment of Ch$ 3,426,255 million, represented mostly by generation business assets of Ch$ 2,729,088 million, followed by distribution business  assets of Ch$ 726,220 million and other adjustments between related parties of Ch$ 29,071 million. For additional detail see Note 12.

    Goodwill of Ch$ 887,257 for acquisitions of subsidiaries Endesa, Chilectra and investments of Gas Atacama. For additional detail see Note 13.

    Intangible assets other than the  goodwill of Ch$ 41,347 million represented by easements and water rights of Ch$ 14,578 million, software of Ch$ 14.872 and other identifiable intangible assets of Ch$ 11,897 million.

Total liabilities including those for distribution to owners, as well as the Company’s total assets are valued at  Ch$ 5,322,071 million.  The breakdown is as follows:

Liabilities (million Ch$)	Mar-16

Current Liabilities	787,187
Non Current Liabilities	1,303,281
Total Shareholders' Equity	3,231,604
Attributable to shareholders of the company	2,603,194
Attributable to minority interest	628,410

Total Liabilities and Shareholders' equity	5,322,071

• 10 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

     Current liabilities amounted to Ch$ 787,187 million and are accounted for in the following sections:

    Commercial and other accounts payable of Ch$ 475,986 million, comprised of amounts payable to suppliers for the purchase of energy of $171,728 million, suppliers for purchasing fuel and gas of Ch$ 30,538 million, accounts payable for goods and services of Ch$ 176,441 million and dividends payable to unconsolidated interests of Ch$ 41,184 million and others of Ch$ 56,095 million.

    Accounts payable to related entities of Ch$ 247,587 million, represent amounts payable for loans of Ch$ 168,130 million, gas purchases of Ch$ 25,081 million, dividends payable to third parties of Ch$ 31,768 million and others of Ch$ 22,608 million.

    Tax liabilities of Ch$ 16,474 million for income tax.

    Other current provisions of Ch$ 8,768 million, for legal claims of Ch$ 2,913 million and other provisions of Ch$ 5,855 million.

    Other financial current liabilities of Ch$ 29,393 and other non-financial current liabilities of Ch$ 8,979 million.

     Non-current liabilities reached Ch$ 1,303,281 million, and are accounted for in the following sections:

    Other financial non-current liabilities of Ch$ 967,940 million, broken down as loans accruing interests of Ch$ 898,647 million, derivatives from hedging of Ch$ 62,291 million and unhedged derivatives of Ch$ 7,002 million.

    Liabilities for deferred taxes of Ch$ 213,838 million, largely represented by the depreciation of fixed assets of Ch$ 212,760 million and others of Ch$ 1,078 million.

    Other non-current provisions of Ch$ 57,358 million, representing legal claims Ch$ 5,645 million and Ch$ 51,713 million for disassembly.

    Post-employment obligations of Ch$ 55,865 million as a whole are brought  together under  three concepts: supplementary pensions, allowances for years of service, electric power supply and health benefits.

    Other liabilities of Ch$ 8,280 million

     Total equity is Ch$ 3,231,604 million for the as of March 31, 2016.

    Equity attributable to controlling shareholder was Ch$ 2,603,194 million, broken down as follows: capital of Ch$ 2,229,109 million, accumulated profits of Ch$ 1,439,188 million including Ch$ 37,441 million profits for the month of March 2016, offset by decreased other reserves of Ch$ 1,065,103 million as a result of the process of the division of the companies. The breakdown of these reserves is as follows: reserves in cash flow hedges of Ch$ 97,654 million and other reserves of Ch$ 978,561 million. The above is offset by higher monetary conversion effects of Ch$ 11,112 million

    Equity attributable to the non-controlling shareholders amount to Ch$ 628,410 million, including the results attributable to non-controlling shareholders for March 2016 of Ch$ 18,183 million.

• 11 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

The evolution of the main financial indicators is as follows:

Indicator		Unit	Mar-16

Liquidity	Current liquidity	Times	1.09
	Acid ratio test (1)	Times	1.00
	Working Capítal	MMCh$	73,808
Leverage	Leverage	Times	0.65
	Short Term Debt	%	37.7%
	Long Term Debt	%	62.3%
	Financial Expenses Coverage (2)	Times	(15.39)
Profitability	Operating Income/Operating Revenues	%	20.7%
	ROE (annualized)%		2.9%
	ROA (annualized)%		2.1%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity index as of March 31, 2016 was 1.09 times. The company has an excellent liquidity position.

The Acid test ratio is 1.00 times as of March 31, 2016.

The Financial Expenses Coverage has an indicator of (15.39 times) , mainly due to the positive financial results accounted for exchange rate differences.

The profitability index measured in terms of the operating results in relation to operating income represents 20.7%.

On the other hand, the controlling shareholders return on equity was 2.9%, a 9.7% increase, only the results during March 2016.

The return on assets reached 2.1%, and is related to the Company’s consolidated profit for the month.

PRINCIPAL CASH FLOWS

During March 2016, the Company generated a positive net cash flow of Ch$ 10,830 million, consisting of the following:

• 12 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

Cash Flow (million Ch$)	Mar-16

From Operating Activities	(92,480)
From Investing Activities	(14,940)
From Financing Activities	118,250

Net Cash Flow	10,830

* Includes continuing and discontinued operations

As of March 31, 2016, operations generated a negative net cash flow of Ch$ 92,480 million. This cash flow is mainly composed of payments from sales and other revenue of Ch$ 296,278 million, offset by payments to suppliers of Ch$ 213,098 million, payments to employees of Ch$ 16,537 million, income tax payments of Ch$ 13,859 million, tax payments in Peru due to corporate restructuring  of Ch$130,728 million and other payments of Ch$ 14,536 million.

Investments generated a Ch$14,940 million negative net cash flow, primarily consisting of disbursements due to the incorporation of property, plants and equipment of Ch$ 2,384 million, capital contributions to HidroAysén of Ch$ 1,887 million and payments of derivatives of futures contracts and swaps  of Ch$ 465 million and loans to related entities of Ch$ 12,541 million. The above is offset by interests received of Ch$ 584 million, fees for the sale of equity or other debt instruments of other entities of Ch$ 1,719 million and other cash inflows of Ch$ 34 million.

Financing activities resulted in a positive net flow of Ch$ 118,250 million, accounted for by long-term borrowing of Ch$ 102,243 and other cash inflows of Ch$ 16,007 million.

Disbursements and depreciation for property, plants and equipment for the period ended on March 31, 2016 are presented in the following table.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment	Depreciation
	Mar-16	Mar-16

Endesa Chile	1,470	10,748
Chilectra S.A.	914	2,024
Inmobiliaria Manso de Velasco Ltda.(1)	-	-
Servicios Informaticos e Inmobiliarios Ltda(ex ICT)	-	-
Holding Enersis y sociedades de inversión	-	78

Total	2,384	12,850

(1) Company merged in 2015 by Servicios Informáticos e Inmobiliarios Ltda. (ex ICT)

• 13 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF THE ENERSIS CHILE S.A. GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile.  Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could impact their operations, economic situation and operating results

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

.

The Group’s operations are subject to wide-ranging environmental regulations that Enersis Chile continuously meets.  Eventual modifications introduced to such regulations could affect  its operations, economic situation and operating income.

Enersis Chile and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enersis Chile cannot guarantee that:

                 Public authorities will approve such environmental impact studies;

                 Public opposition will not result in delays or modifications to any proposed project;

                 Laws or regulations will not be modified or interpreted in a manner that results in increased expenses or affects the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The Enersis Chile Group’s operations include hydroelectric generation, and therefore, depends actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. If the hydrological conditions lead to droughts or other conditions that might negatively impact hydroelectric generation, results could be adversely affected, which is why Enersis Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity.  At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Margins may be affected by weather conditions.

The financial situation and the result of the operations may be adversely affected if exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk management policy.

The companies of the Enersis Chile Group are exposed to certain risks managed through the application of systems of identification, measurement, concentration limits and supervision.

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ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

The basic principles defined by the Group when setting their risk management policy include the following:

- Comply with good corporate governance standards.

- Strictly comply with all of the Groups regulatory systems.

- Each business and corporate area define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       Business and corporate areas establish for each market in which they operate their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enersis Chile.

21.1. Interest rate risk.

Interest rate variations modify the fair value of assets and liabilities that accrue interest at a fixed rate, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

In compliance with the Company’s hedging policy, the percentage of fixed and/or hedged debt over the total net debt was 98% as of March 31, 2016.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used in order to comply with this policy are interest rate swaps of variable rates to fixed rates.

21.2  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

-           Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

-           Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

• 15 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

-           Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enersis Chile Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to implement the policy are foreign exchange forwards and currency swaps.

21.3  Commodity  Risk

The Enersis Chile Group is exposed to the risk of price variations of certain commodities, primarily:

-              Fuel purchases for electricity generation.

-              Purchase and sale of energy in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients and, in the case of regulated clients subject to long-term tender processes, by determining indexing polynomials to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of March 31, 2016  there were swap operations in place for 88 million barrels of Brent oil to be settled between April and November 2016, Henry Hub gas for 8.6 million  MMBTU to be settled between May and October 2016 and API2carbon for 500 thousand tons to be settled between April and December 2016.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

21.4   Liquidity risk.

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt, net of financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Note 19 and Annex 4.

As of March 31, 2016, the Enersis Chile Group had a liquidity of M$ 154,570,533 in cash and equivalents and M$ 341,432,718 in committed long-term credit lines.

• 16 •

ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

21.5   Credit risk

The Enersis Chile Group continually monitors all credit risk.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, historically has been quite limited because clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to for non-payment, in accordance with current regulations. which ensure that amounts subject to credit risk evaluation and control process are limited.

Financial Assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

Placements may be guaranteed with Chilean treasury bonds and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with investment grade institutions.

21.6. Measuring the risk.

The Enersis Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial debt.

-       Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The USD Libor rate of interest.

The exchange rates of the different currencies implied in the calculation.

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ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the assumptions described above, the Value at Risk one quarter out of the foregoing positions corresponds to M$ 158,655,886.

These values represent the potential increase of the debt and derivatives portfolio, therefore these Values at Risk are intrinsically related, inter alia, to the value of the portfolio at the end of each quarter.

Other risks.

As of March 31, 2016, Enersis Chile, at individual level, had no debt obligations and therefore it was not affected by any financial covenant or defaults. However, various debt contracts of our subsidiaries, include the obligation to comply with certain financial ratios, which are common in contracts of this nature. There are also positive and negative obligations which require the monitoring of these commitments. In addition, there are restrictions imposed on sections of breach of contracts that require compliance.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant and equipment are valued at their purchase cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Properties, plant and equipment, net of their residual value, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. These life estimates are reviewed periodically.

Goodwill (less value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but rather, it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, at the closing of each fiscal year, and if applicable, its value is restated accordingly.  For additional information see Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment.  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine the amount of such impairment. If these assets do not generate independent cash flows, we then estimate the recoverability of the Cash Generating Unit to which such asset belongs, considering the smallest identifiable group of assets that generates independent cash inflows.

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ENERSIS CHILE PRESS RELEASE Consolidated Financial Statements AS OF MARCH 31, 2016

Assets denominated in a foreign currency are presented at the exchange rate prevailing at the end of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

Assets are valued according to International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N°2 and 3 of these Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: May 10, 2016